Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

270,000 Units

100% Principal Protected Conditional Participation Notes

$10 principal offering amount per unit

Term Sheet No. 3166

Merrill Lynch & Co., Inc.

Pricing Date	*November 26, 2008*
Settlement Date	*December 5, 2008*
Maturity Date	*December 2, 2009*
CUSIP No.	*59025F459*

100% Principal Protected Conditional Participation Notes

- *1 for 1 upside exposure to increases in the Dow Jones-AIG Commodity Index— Excess Return if the level of the Dow Jones-AIG Commodity Index—Excess Return is less than or equal to 21% above the Starting Value on a valuation date shortly before the maturity date*
- *A return of 3% of the original public offering price at maturity if the level of the Dow Jones-AIG Commodity Index—Excess Return is greater than 21% above the Starting Value on a valuation date shortly before the maturity date*
- *100% principal protection at maturity*
- *A maturity of approximately 1 year*
- *No periodic interest payments*
- *No listing on any securities exchange*
- *This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CPN-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$2,700,000
Underwriting discount (1)	$.125	$33,750
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$2,666,250

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $.100 per unit, respectively.

“Dow Jones,” “AIG” and “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and none of Dow Jones, AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.

November 26, 2008

Summary

The 100% Principal Protected Conditional Participation Notes Linked to the Dow Jones-AIG Commodity IndexSM —Excess Return due December 2, 2009 (the “Notes”) are senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co. The Notes are designed for investors who seek 100% principal protection on their investment at maturity and who want upside exposure to increases in the level of the Dow Jones-AIG Commodity IndexSM —Excess Return (the “Index”) from the Starting Value of the Index, determined on November 26, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on a valuation date shortly before the maturity date, provided that the Ending Value of the Index does not exceed a specified level (the “Threshold Level”). If the Ending Value of the Index exceeds the Threshold Level, the Notes will pay a fixed return of $0.30 per unit (or 3% of the Original Public Offering Price per unit). Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the Maturity Date, holders of the Notes will be entitled to receive the Redemption Amount, a payment per unit calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Threshold Level of 21% above the Starting Value and the Threshold Payment of $0.30 per unit. The blue line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the futures contracts included in the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places) reflecting the Threshold Payment of $0.30 per unit, the Starting Value of 124.067 and the Threshold Level of 150.121, or 21% above the Starting Value.

Example 1—The hypothetical Ending Value is 5% below the Starting Value:

Starting Value:                     124.067

Hypothetical Ending Value: 117.864

Payment at maturity (per unit) = $10.00        (the payment at maturity can not be less than the Minimum Redemption Amount of $10 per unit)

Example 2—The hypothetical Ending Value is 5% above the Starting Value:

Starting Value:                     124.067

Hypothetical Ending Value: 130.270

Threshold Level:                  150.121

$10 +	($10 ×	(130.270 – 124.067)	× 100%	)	= $10.50
124.067

Payment at maturity (per unit) = $10.50

Example 3—The hypothetical Ending Value is 13% above the Starting Value:

Starting Value:                     124.067

Hypothetical Ending Value: 140.196

Threshold Level:                  150.121

$10 +	($10 ×	(140.196 – 124.067)	× 100%	)	= $11.30
124.067

Payment at maturity (per unit) = $11.30

Example 4—The hypothetical Ending Value is 25% above the Starting Value, and therefore above the Threshold Level:

Starting Value:                     124.067

Hypothetical Ending Value: 155.084

Threshold Level:                  150.121

Payment at maturity (per unit) = $10.30        (the Base Value plus the Threshold Payment of $0.30)

The following table illustrates, for the Starting Value of 124.067 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of a hypothetical investment in the Index Components (as defined below).

The table below reflects the Threshold Payment of $0.30 per unit and the Threshold Level of 150.121 (or 21% above the Starting Value).

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the Index Components (1)(2)
68.237	-45.0%	$10.00	0.00%	0.00%	-52.67%
74.440	-40.0%	$10.00	0.00%	0.00%	-45.96%
80.644	-35.0%	$10.00	0.00%	0.00%	-39.53%
86.847	-30.0%	$10.00	0.00%	0.00%	-33.34%
93.050	-25.0%	$10.00	0.00%	0.00%	-27.35%
99.254	-20.0%	$10.00	0.00%	0.00%	-21.56%
105.457	-15.0%	$10.00	0.00%	0.00%	-15.94%
111.660	-10.0%	$10.00	0.00%	0.00%	-10.49%
117.864	-5.0%	$10.00	0.00%	0.00%	-5.18%
124.067 (3)	0.0%	$10.00 (5)	0.00%	0.00%	0.00%
127.789	3.00%	$10.30	3.00%	3.00%	3.05%
131.511	6.00%	$10.60	6.00%	5.96%	6.05%
135.233	9.00%	$10.90	9.00%	8.88%	9.01%
138.955	12.00%	$11.20	12.00%	11.76%	11.93%
142.677	15.00%	$11.50	15.00%	14.60%	14.81%
146.399	18.00%	$11.80	18.00%	17.41%	17.66%
150.121 (4)	21.00%	$12.10 (6)	21.00%	20.18%	20.47%
153.843	24.00%	$10.30 (7)	3.00%	3.00%	23.25%
157.565	27.00%	$10.30	3.00%	3.00%	25.99%
161.287	30.00%	$10.30	3.00%	3.00%	28.71%
165.009	33.00%	$10.30	3.00%	3.00%	31.39%
168.731	36.00%	$10.30	3.00%	3.00%	34.04%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 5, 2008 to December 2, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Index Components that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	This is the Threshold Level.

(5)	The amount you receive on the maturity date will not be less than $10.00 per unit.

(6)	The amount you receive on the maturity date will not be greater than $12.10 per unit.

(7)	This reflects the Base Value plus the Threshold Payment per unit of $0.30

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment.

▪	Your return on the Notes is limited.

▪	Your return on the Notes may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Market Measure.

▪	Ownership of the Notes will not entitle you to any rights with respect to the futures contracts or commodities underlying the Market Measure.

▪	Trading in the components of the Market Measure can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Market Measure, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪	The Market Measure includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Market Measure may adjust the Market Measure in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain. See “Certain U.S. Federal Income Taxation Considerations” below.

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of ML&Co. and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

Additional Risk Factors

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the level of the Index and the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 31% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and hence the value of the Notes could decline. Two other sectors each represent over 15% of the component commodities of the Index. See “The Market Measure” below.

The Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity Index, and not the Dow Jones-AIG Commodity Index Total Return. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

Recent Developments

On September 15, 2008, we entered into a merger agreement with Bank of America Corporation (“Bank of America”). This agreement provides that ML&Co. will become a wholly owned subsidiary of Bank of America. The transaction has been approved by the board of directors of each company and is expected to close on or after December 31, 2008, subject to shareholder approval at both companies, customary closing conditions and standard regulatory approvals. This merger will create one of the leading financial institutions in the world.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪

You seek an investment with 100% principal protection at maturity, and you understand that notwithstanding the principal protection feature, any repayment of principal will be subject to the credit risk of ML&Co.

▪

You anticipate that the closing level of the Market Measure will appreciate sufficiently from the Starting Value to the Ending Value to provide you with your desired return, but will not appreciate above the Threshold Level of 21% above the Starting Value.

▪	You are willing to accept that your return at maturity will be limited to the Threshold Payment of 3% of the Original Public Offering Price if the Ending Value is greater than the Threshold Level.

▪	You do not seek interest payments or other current income on your investment.

▪	You want exposure to the Market Measure with no expectation of owning the futures contracts or commodities included in the Market Measure.

▪

You are willing to accept that a trading market is not expected to develop for the Notes. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that the secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of ML&Co.

The Notes may not be appropriate investments for you if:

▪	You anticipate that the Market Measure will depreciate from the Starting Value to the Ending Value or will not appreciate sufficiently to provide you with your desired return.

▪

You seek a return on your investment that will not be limited to 21% if the closing level of the Market Measure appreciates from the Starting Value to the Ending Value, but does not exceed the Threshold Level.

▪

You anticipate that the Market Measure will appreciate above the Threshold Level from the Starting Value to the Ending Value and in such case, seek a return that is not limited to the Threshold Payment of 3% of the Original Public Offering Price.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive ownership rights with respect to futures contracts or commodities included in the Market Measure.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

The Dow Jones-AIG Commodity IndexSM

All disclosure contained in this term sheet regarding the Dow Jones-AIG Commodity IndexSM (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones, AIG International Inc. (“AIGI”) and AIG Financial Products Corp. (“AIGFP”) as stated in these sources and these policies are subject to change at the discretion of Dow Jones, AIGI and AIGFP. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an “Index Component”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the “Index Commodities”) are: aluminum; cocoa; coffee; copper; corn; cotton; crude oil; gold; heating oil; lead; lean hogs; live cattle; natural gas; nickel; platinum; silver; soybeans; soybean oil; sugar; tin; unleaded gasoline; wheat and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, lead, tin and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity”. The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index”.

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg, L.P., under the symbol “DJAIG”.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

A futures contract known as a Designated Contract is selected by AIGFP for each Index Commodity. With the exception of several LME contracts, where AIGFP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, AIGFP selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, AIGFP will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	7.08%	LME	25 metric tons

Cocoa	Cocoa $/metric ton	0%	NYBOT	10 metric tons

Coffee	Coffee “C” cents/pound	3.65%	NYBOT	37,500 lbs

Copper (2)	Copper cents/pound	5.21%	COMEX	25,000 lbs

Corn	Corn cents/bushel	6.19%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	2.30%	NYBOT	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	10.37%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	9.56%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	3.57%	NYMEX	42,000 gallons

Lead	Refined Standard Lead $/metric ton	0%	LME	25 metric tons

Live Cattle	Live Cattle cents/pound	6.26%	CME	40,000 lbs

Lean Hogs	Lean Hogs cents/pound	4.13%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	14.66%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	1.44%	LME	6 metric tons

Platinum	Platinum $/troy oz.	0%	NYMEX	50 troy oz.

Silver	Silver cents/troy oz.	2.51%	COMEX	5,000 troy oz.

Soybeans	Soybeans cents/bushel	7.43%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.50%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	4.54%	NYBOT	112,000 lbs

Tin	Refined Tin $/metric ton	0%	LME	5 metric tons

Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	2.53%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	3.96%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	2.10%	LME	25 metric tons

(1)	Reflects the approximate weightings as of the Pricing Date of the nineteen commodities currently included in the Index.
(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to “Commodity Groups”. The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of the Pricing Date are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of the Pricing Date:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	31.13%

Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	15.83%

Grains	Corn Soybeans Soybean Oil Wheat	17.58%

Livestock	Lean Hogs Live Cattle	10.39%

Softs	Cocoa Coffee Cotton Sugar	10.49%

Precious Metals	Gold Silver Platinum	12.07%

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2008, as well as their respective Commodity Index Multipliers for 2008:

Index Commodity	2008 Commodity Dow Jones-AIG Commodity Index Multiplier
Aluminum	0.10645781
Coffee	84.120443
Copper	82.54348926
Corn	44.7310438
Cotton	132.43156928
Crude Oil	5.10532583
Gold	0.31597088
Heating Oil	54.36015533
Lean Hogs	168.46568907
Live Cattle	190.25365903
Natural Gas	57.15082625
Nickel	0.00365076
Silver	6.55442858
Soybeans	22.47835932
Soybean Oil	204.03994223
Sugar	1031.60874052
Unleaded Gasoline	56.53635029
Wheat	19.18098866
Zinc	0.04488315

Index Supervisory and Advisory Committees

Prior to January 1, 2007, the Dow Jones AIG Oversight Committee (the “Oversight Committee”) reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIGFP replaced the Oversight Committee with a two-tier oversight structure comprised of the Supervisory Committee and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by AIGFP and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index are determined each year in June by AIGFP under the supervision of the Supervisory Committee, and such determination is reviewed by the Supervisory and Advisory Committees at the meeting in June or July. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

▪	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

▪	No single commodity may constitute more than 15% of the Index;

▪	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

▪	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through October 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the Index was 124.067.

License Agreement

Dow Jones, AIGI and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under such license agreement.

The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this term sheet:

““Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes based on the Dow Jones-AIG Commodity IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the Notes.

This term sheet relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP.”

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

▪

You and ML&Co. agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat the Notes for all tax purposes as debt instruments.

▪

If you use the cash method of accounting for United States federal income tax purposes, the amount payable at maturity with respect to a Note in excess of the Original Public Offering Price thereof, if any, should generally be includible in income as ordinary interest on the date the amount payable at maturity is received by you.

▪

If you report income for United States federal income tax purposes under the accrual method, you generally should be required to accrue original issue discount on a Note based upon an estimated yield on a straight-line basis unless an election is made by you to accrue the original issue discount under a constant yield method (based on daily compounding).

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CPN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CPN-1.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Cash Method U.S. Holders.    For U.S. Holders (as defined in the accompanying product supplement CPN-1) using the cash method of tax accounting, the amount payable at maturity with respect to a Note in excess of the Original Public Offering Price thereof, if any, should generally be includible in income as ordinary interest on the date that the amount payable at maturity is received by the U.S. Holder. Upon a sale or exchange of a Note prior to maturity, the amount of the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder’s tax basis in the Note (generally the amount of the U.S. Holder’s initial investment in the Note) should be recognized as taxable gain or loss. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of such sale or exchange. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition of the Notes prior to maturity entirely as gross proceeds.

Accrual Method U.S. Holders.    For U.S. Holders using the accrual method of tax accounting, and for certain other U.S. Holders including banks and dealers in securities, original issue discount on a Note should be accrued on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount (or as an ordinary loss). Upon a sale or exchange of a Note prior to the maturity date, short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) should be recognized in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder. Absent a future clarification in current law (by administrative determination, judicial ruling or otherwise), ML&Co. intends to report any payments received upon a sale, exchange or other disposition of the Notes prior to maturity entirely as gross proceeds.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, and in particular whether a U.S. Holder may be required to take into account any amount of accrued original issue discount, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the heading “United States Federal Income Taxation” in the accompanying product supplement CPN-1.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement CPN-1 dated October 31, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508221793/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.